

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2018

Chris Schelling
Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, Ste. 351
300 Washington Street
Newton, MA 02458

> **Re: Acer Therapeutics Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2018**
> **File No. 001-33004**

Dear Mr. Schelling:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal 2E, page 20

1. Please expand this disclosure to highlight that an exclusive forum provision may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Comparison of Shareholder Rights Before and After the Reincorporation
Removal of Directors, page 31

2. It appears that Delaware law does not allow corporations to restrict the removal by shareholders of directors of non-classified boards to cases of cause. Refer to *In re VAALCO Energy, Inc. Consolidated Stockholder Litigation*, C.A. No. 11775VCL (Del.

Chris Schelling
Acer Therapeutics Inc.
March 29, 2018
Page 2

Ch. Dec. 21, 2015) and Section 141(k) of the Delaware General Corporation Law. Please revise accordingly or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Patty DeGaetano, Esq.